UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WESTMORELAND COAL COMPANY
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

960878106
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 12

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Venor Capital Master Fund Ltd.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 755,000
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		755,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

755,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.07%

12.	Type of Reporting Person (See Instructions)

CO

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Venor Capital Management LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 896,304
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		896,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

896,304

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.83%

12.	Type of Reporting Person (See Instructions)

IA

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Venor Capital Management GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 896,304
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		896,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

896,304

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.83%

12.	Type of Reporting Person (See Instructions)

OO

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Jeffrey A. Bersh

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 896,304
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		896,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

896,304

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.83%

12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Michael J. Wartell

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 896,304
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		896,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

896,304

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.83%

12.	Type of Reporting Person (See Instructions)

IN

Item 1(a).	Name of Issuer:

Westmoreland Coal Company (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

9540 South Maroon Circle, Suite 200
Englewood, CO 80112

Item 2(a), 2(b) and 2(c). Name of Person Filing; Address of Principal Business Office or, if None, Residence; Citizenship:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Venor Capital Master Fund Ltd. (“Venor Capital Master Fund”), a Cayman Islands exempted company, with respect to shares directly owned by it.

(ii)
Venor Capital Management LP (“Venor Capital Management”), a Delaware limited partnership, as investment manager to Venor Capital Master Fund and investment adviser to an investment account (collectively with Venor Capital Master Fund, the “Accounts”) with respect to the Shares reported in this Schedule 13G held by the Accounts.

(iii)
Venor Capital Management GP LLC (“Venor Capital GP”), a Delaware limited liability company, as general partner of Venor Capital Management with respect to the Shares reported in this Schedule 13G held by the Accounts.

(iv)	Jeffrey A. Bersh, as a managing member of Venor Capital GP and Co-Chief Investment Officer of Venor Capital Management, with respect to the Shares reported in this Schedule 13G held by the Accounts.

(v)	Michael J. Wartell, as a managing member of Venor Capital GP and Co-Chief Investment Officer of Venor Capital Management, with respect to the Shares reported in this Schedule 13G held by the Accounts.

The citizenship of Venor Capital Master Fund, Venor Capital Management and Venor Capital GP is set forth above.  Jeffrey A. Bersh and Michael J. Wartell are United States citizens.

The address of the principal business office of each of the Reporting Persons other than Venor Capital Master Fund is 7 Times Square, Suite 4303, New York, NY 10036.  The address of the principal business office of Venor Capital Master Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Shares”).

Item 2(e).	CUSIP Number:

960878106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act;

	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act;

	(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	[ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);

	(g)	[ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

Venor Capital Management serves as investment manager or investment adviser to the Accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G.  Venor Capital GP is the general partner of Venor Capital Management, and as such, it may be deemed to control Venor Capital Management and therefor may be deemed to be the indirect beneficial owner of the Shares reported in this Schedule 13G.  Mr. Jeffrey A. Bersh is a managing member of Venor Capital GP and Co-Chief Investment Officer of Venor Capital Management, and as such, he may be deemed to control Venor Capital GP and Venor Capital Management, respectively, and therefore may be deemed to be the indirect beneficial owner of the Shares reported in this Schedule 13G.  Mr. Michael J. Wartell is a managing member of Venor Capital GP and Co-Chief Investment Officer of Venor Capital Management, and as such, he may be deemed to control Venor Capital GP and Venor Capital Management, respectively, and therefore may be deemed to be the indirect beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby, except for Venor Capital Master Fund, disclaims beneficial ownership of any such Shares.

A.	Venor Capital Master Fund

	(a)	Amount beneficially owned: 755,000 Shares.
	(b)	Percent of class: 4.07%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	755,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	755,000

B.	Venor Capital Management

	(a)	Amount indirectly beneficially owned: 896,304 Shares.
	(b)	Percent of class: 4.83%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	896,304
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	896,304

C.	Venor Capital GP

	(a)	Amount indirectly beneficially owned: 896,304 Shares.
	(b)	Percent of class: 4.83%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	896,304
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	896,304

D.	Jeffrey A. Bersh

	(a)	Amount indirectly beneficially owned: 896,304 Shares.
	(b)	Percent of class: 4.83%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	896,304
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	896,304

E.	Michael J. Wartell

	(a)	Amount indirectly beneficially owned: 896,304 Shares.
	(b)	Percent of class: 4.83%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	896,304
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	896,304

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	Venor Capital Master Fund Ltd.

By: Venor Capital Management LP, as investment manager By: Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2017	Venor Capital Management LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2017	Venor Capital Management GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2017	/s/ Jeffrey A. Bersh
Jeffrey A. Bersh

Date: February 14, 2017	/s/ Michael J. Wartell
Michael J. Wartell

EXHIBIT INDEX
Page No.
A.	Joint Filing Agreement, dated as of August February 14, 2017, by and among the Reporting Persons	14

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Westmoreland Coal Company dated as of February 14, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2017	Venor Capital Master Fund Ltd.

By: Venor Capital Management LP, as investment manager By: Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2017	Venor Capital Management LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2017	Venor Capital Management GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2017	/s/ Jeffrey A. Bersh
Jeffrey A. Bersh

Date: February 14, 2017	/s/ Michael J. Wartell
Michael J. Wartell